SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                                Commission File Number 000-14879
                                                CUSIP Number 232824300

                           NOTIFICATION OF LATE FILING

     (Check One): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form 10-D |_|Form N-SAR |_| Form N-CSR

     For Period Ended:      September 30, 2005
                      ----------------------------------------------------------

|_|  Transition Report on Form 10-K
|_|  Transition Report on Form 20-F
|_|  Transition Report on Form 11-K
|_|  Transition Report on Form 10-Q
|_|  Transition Report on Form N-SAR

     For the Transition Period Ended:
                                     -------------------------------------------

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant                  Cytogen Corporation
                       ---------------------------------------------------------

Former name if applicable
                         -------------------------------------------------------

Address of principal executive office (Street and Number) 650 College Road East
                                                         -----------------------

City, state and zip code             Princeton, New Jersey 08540
                        --------------------------------------------------------


                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

     The Company is unable to timely file its Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2005 (the "Form 10-Q") without unreasonable effort or expense. The management of the Company has been utilizing much of its recent efforts in determining the accounting treatment for warrants to purchase common stock issued in July 2005 and August 2005. The Form 10-Q is currently being prepared and will be filed no later than the fifth calendar day following the November 9, 2005 due date of the Form 10-Q.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          Christopher P. Schnittker         609                 750-8205
        ------------------------------------------------------------------------
                   (Name)               (Area Code)        (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                        |X|  Yes      |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        |X|  Yes      |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Cytogen Corporation
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                 CYTOGEN CORPORATION



Date: November 9, 2005           By:  /s/ Christopher P. Schnittker
                                    --------------------------------------------
                                    Christopher P. Schnittker
                                    Senior Vice President and
                                       Chief Financial Officer
                                    (Principal Financial and Accounting Officer)

                                    EXHIBIT A

                                     PART IV

                                OTHER INFORMATION

For the three months ended September 30, 2005, the Company expects to report total revenue of $3,551,000, an increase of $290,000 from revenue of $3,261,000 in the comparable quarter last year. For the nine months ended September 30, 2005, the Company expects to report total revenue of $11,701,000, an increase of $887,000 from revenue of $10,814,000 in the comparable period last year. The Company now expects to report that net loss and net loss per basic and diluted share, for the three and nine months ended September 30, 2005, will be materially less than it had previously announced on November 2, 2005. Such change is due to a non-cash gain in the value of the warrants issued by the Company in July 2005 and August 2005. The Company is in the process of performing a Black-Scholes valuation analysis on such warrants and cannot currently reasonably estimate the revised net loss and net loss per basic and diluted share for the three and nine months ended September 30, 2005.